UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 16)*

QUAINT OAK BANCORP, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

74732T 10 6

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

__________________________

*         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 74732T 10 6	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Quaint Oak Bancorp, Inc. Employee Stock Ownership Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 212,909
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 212,909
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,909
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP NO. 74732T 10 6	13G/A	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Quaint Oak Bancorp, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

501 Knowles Avenue Southampton, Pennsylvania 18966

Item 2(a).	Name of Person Filing:

Quaint Oak Bancorp, Inc. Employee Stock Ownership Plan Trust (“Plan Trust”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Quaint Oak Bank 501 Knowles Avenue Southampton, Pennsylvania 18966

Item 2(c).	Citizenship:

Pennsylvania

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

74732T 10 6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person Filing is:

(f)	☒ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

CUSIP NO. 74732T 10 6	13G/A	Page 4 of 6 Pages

Item 4.           Ownership.

(a)	Amount beneficially owned:

212,909

(b)	Percent of class: 8.8% (based on 2,407,048 shares issued and outstanding as of December 31, 2023)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0
(ii)	Shared power to vote or to direct the vote 212,909
(iii)	Sole power to dispose or to direct the disposition of 0
(iv)	Shared power to dispose or to direct the disposition of 212,909

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries.  The reporting person's assets are held in trust by trustees, Diane J. Colyer and John J. Augustine ("Plan Trustees").  The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the Plan Trust, as of December 31, 2023.  As of December 31, 2023, the 212,909 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustees, who have shared voting power over the allocated Common Stock.  Unallocated Common Stock, if any, is generally required to be voted by the Plan Trustees for or against proposals to shareholders in the same proportion as the shares of Common Stock which have been allocated to the accounts of individual participants and beneficiaries are actually voted thereby, subject in each case to the fiduciary duties of the Plan Trustees and applicable law.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

CUSIP NO. 74732T 10 6	13G/A	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, (ii) paid to the participant or beneficiary or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 74732T 10 6	13G/A	Page 6 of 6 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4, other than shares allocated to the individual accounts of the Plan Trustees, as applicable, over which they have voting power.

Quaint Oak Bancorp, Inc. Employee Stock Ownership Plan Trust

February 8, 2024	By:	/s/ John J. Augustine
John J. Augustine, Trustee

February 8, 2024	By:	/s/ Diane J. Colyer
Diane J. Colyer, Trustee